Exhibit 99.(e)(1)(b)

SCHEDULE A

(as of April 30, 2023)

Portfolio	Initial Board Approval Date	Initial Effective Date	Exchange (Ticker)	Termination Date
Invesco India ETF	02/22/08	03/04/08	NYSE Arca, Inc. (PIN)	04/30/24

Invesco India Exchange-Traded Fund Trust on behalf of each Fund listed on Schedule A

By:	/s/ Anna Paglia
	Name:	Anna Paglia
	Title:	President & Principal Executive Officer

INVESCO DISTRIBUTORS, INC.

By:	/s/ Nicole Filingeri
	Name:	Nicole Filingeri
	Title:	Vice President